U.S. Securities and Exchange Commission
               Washington, D.C. 20549

                    Form 10-SB

General form for registration of securities of small business issuers Under Section 12(b) or (g) of the Securities Exchange Act of 1934

             Master Communications Corp.
     (Name of Small Business Issuer in its charter)

                      Florida
    (State or other jurisdiction of incorporation or
                    organization)

                     59-3442557
        (I.R.S. Employer Identification No.)

           701 Brickell Avenue, Suite 3120
                Miami, Florida                  33131
  (Address of principal executive offices)    (Zip Code)

                   (305)358-3678
             (Issuer's telephone number)

Securities to be registered under Section 12(b) of the
Act:

Securities to be registered under Section 12(g) of the
Act: _X_

Title of each class to be so registered: Common
     Stock Name of each exchange on which each class is
    to be registered:     NASDAQ OTC Bulletin Board

To simplify the language in this Registration Statement
Master Communications Corp. is referred to herein as "the
Company" or "We".

Item 1. Description of Business.
---------------------------------

Business Development. We were incorporated under the name
Master Communications Corp. in the State of Florida on
May 8, 1997.

      We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer. We are a development stage company which intends to provide telecommunications services in various markets throughout the United States. The result is that we will become a provider of local and long distance telephone services and related services.
Ultimately, we intend to provide local and long distance services plus Internet access, Personnel Communications
Services ("PCS"), cellular, paging, facsimile, enhanced calling cards, prepaid phone cards and calling cards and video communications services. We also intend to qualify as an "Integrated Communications Provider" ("ICP") under the Federal Telecommunications Act of 1996 (the
"Telecommunications Act").  Under the Telecommunications
Act, such ICPs can offer cellular, PCS, paging, voice mail, and a host of other telecommunications services along with local and long distance service. We intend to target its services to small and mid-size commercial end users.

MasterTel Communications Corp. ("MasterTel") is our only subsidiary. We own 100% of MasterTel. It was incorporated in Florida on December 16, 1998 and has authority to do business in New York, Illinois, Texas and California. Jamee Freeman is the President and Secretary (the only officer) and its sole director.
Presently, it is applying to operate as a local reseller in Illinois, Texas and California and has been approved in New York. All applications have been filed and it was approved in New York and Texas. Upon approval of such states, MasterTel intends to apply for local reseller licenses in other states.

Our marketing strategy will be to provide the consumer or business with a single source for all of their telecommunications needs, all billed on a single invoice. Our customers will receive a "Management
Report Style" invoice, one that is easily read and understood on an all-in-one-bill. We will format customer invoices and out-source printing and mailing.
The Company is currently working toward a real time
Internet bill presentation. Online payment works to our benefit by ensuring prompt payment, no postage expense and minimal bad debt.

Our current business strategy is to provide telecommunications services in the following geographical areas:

     New York City, New York
     Miami, Florida
     Orlando, Florida
     San Francisco, California
     Los Angeles, California
     Dallas,Texas
     Las Vegas, Nevada
     Chicago, Illinois

We also plan to grow through acquisitions of income producing telecommunication companies. Acquisitions will be determined based upon the operating structures of the target, including the quality or existence of sales, billing and customer service departments. The
Company intends to consolidate the operations of the acquired entities into a single operation resulting in significant cost savings and substantial revenues within a minimal period of time.

Operational functions such as billing, customer service and management functions will be centralized, thereby eliminating redundant systems and functions. We will utilize the existing billing and customer services infrastructure of the acquired entities where appropriate, and expand or contract such infrastructure as operations dictate. Our acquisition strategy will also provide us with immediate revenues which will, upon reaching a certain level, provide the Company with advantages resulting from economies of scale.
Once we have acquired a reseller, we will contact the resellers' customers with a view towards marketing to the customer a host of other telecommunications services we offer. Management believes that its ability to customize telecommunications services and its effective pricing of services, along with the attractiveness of single invoicing, will attract customers and expand current usage by existing customers.
The market potential for telecommunications services is large and growing. Industry sources estimate that in 1996 total revenues from local and long distance telecommunications services were approximately $222 million, of which approximately $86.9 billion were derived from local exchange services and approximately
$99.7 billion from toll service revenue. Over the past few years the long distance segment of the telecommunications industry has been growing at an estimated annual rate of approximately 5% in revenues and 12% in usage, while during the same period pricing and costs have been decreasing at an average annual rate of 7%. The local phone service market segment of the overall telecommunications industry is even larger than the long distance segment, and continues to grow rapidly as the increasing need for telephone numbers along with rising demand for PCS cellular, paging and Internet access services. Based upon information provided by the FCC, aggregate revenues for local and long distance services grew at a compounded annual rate of approximately 5.5% between 1991 and 1996. The
Telecommunications Act, the FCC's issuance of rules for competition and pro-competitive policies developed by state regulatory commissions have created opportunities for new entrants, including the Company, to capture a portion of the local exchange carrier's dominant, and historically monopoly controlled, market share of local services. The development of switched local services competition, however, is in its early stages, and the Company believes that competitive local exchange carriers
("CLECs") currently serve fewer than 5% of the total business lines in the United States.

In each of the markets we intend to serve, we will seek to become a competitor to the incumbent local exchange carrier ("I-LEC") for its targeted customers by providing an integrated package of high quality local, long distance and enhanced telecommunications services at competitive prices. The Company will serve as a competitive local exchange company ("C-LEC") to enter the local telephone service business. Under the Telecommunications Act, I-LECs must provide C-LECs such as the Company with access to their facilities at a substantial discount thereby enabling C-LECs to provide local telephone services to the public. We believe that we will be able to offer telecommunications services to customers at less than the prices which the customer can obtain if they purchase the services directly from the I-LECs.

     Competition.      The telecommunications industry is
highly competitive. In each of the markets targeted by the Company, we will compete principally with the ILEC serving that area. ILECs are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have long-standing relationships with regulatory authorities at the federal and state levels. While some FCC and state administrative decisions and initiatives provide business opportunities to telecommunications providers such as the Company, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services.

In addition, with respect to competitive access services
(as opposed to switched local exchange services), the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks,ILEC competitors such as the Company could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on ILEC competitors such as the Company.

We expect to face competition from other current and potential market entrants, including long distance carriers seeking to enter, re-enter or expand entry into the local exchange marketplace such as AT&T Corp.
("AT&T"), WorldCom/MCI Communications Corporation
("MCI"), Sprint Corporation ("Sprint"), and from other CLECs, resellers, competitive access providers
("CAPs"), cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, the development of new technologies could give rise to significant new competition for us. We will also compete with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business. Many of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than those of the Company, as well as other competitive advantages over the Company.

The Telecommunications Act includes provisions which impose certain regulatory requirements on all local exchange carriers, including ILEC competitors such as the Company, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs.

The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on the Company's ability to successfully compete against ILECs and other telecommunications service providers.

As a recent entrant in the integrated telecommunications services industry, we have not achieved and do not expect to achieve a significant market share for any of our services. In particular, the ILECs have long-standing relationships with their customers, have financial, technical, marketing, personnel and other resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from existing regulations that favor the ILECs over the Company in certain respects. Certain federal and state laws and regulations allow CLECs such as us to interconnect with ILEC facilities and provide increased business opportunities for the Company. Such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECS.

To the extent the Company interconnects with and uses
ILEC networks to service its customers, we will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards, and the Company must interface with the ILECs' legacy OSS in order to properly provision new customers. The Telecommunications Act imposes interconnection obligations on ILECs, but there can be no assurance that we will be able to obtain the interconnection we require at rates, and on terms and conditions, that permit us to offer switched services that are both competitive and profitable. In the event that we experience difficulties in obtaining high quality, reliable and reasonably priced services from the ILECs, the attractiveness of our services to our customers could be impaired.

The long distance telecommunications market has numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We will face competition from large carriers such as AT&T, MCI and Sprint. Other competitors are likely to include RBOCs providing out-of-region (and, with the removal of regulatory barriers, in-region) long distance services, other CLECs, microwave and satellite carriers and private networks owned by large end users. We may also increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay carrier access charges or universal service fees. In addition, in June 1998, Sprint announced its intention to offer voice, data and video services over its nationwide asynchronous transfer mode network, which Sprint anticipates will significantly reduce its cost to provide such services. Sprint plans to bill its customers based upon the amount of traffic carried, irrespective of the time required to send the traffic or the traffic's destination.

The Internet services market is highly competitive and we expect that competition will continue to intensify. The
Company's competitors in this market include ISPs, other telecommunications companies, online service providers and Internet software providers. Many of these competitors have greater financial, technological, marketing, personnel and other resources than those available to the Company.

We believe that the principal competitive factors affecting our business operations will be pricing levels and clear pricing policies, reliable customer service, accurate billing and, to a lesser extent, variety of services. Our ability to compete effectively will depend upon our ability to maintain high quality, market-driven ervices at prices generally equal to or below those charged by our competitors. To maintain our competitive posture, we believe that we must be in a position to reduce our prices in order to meet reductions in rates, if any, offered by others. Any such reductions could adversely affect us.

The recent World Trade Organization ("WTO") agreement on basic telecommunications services could increase the level of competition faced by us. Under this agreement, the United States and 72 other members of the WTO committed themselves to opening their respective telecommunications markets and/or foreign ownership and/or to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telecommunications companies, effective in some cases as early as January 1998. There can be no assurance that the pro-competitive effects of the WTO agreement will not have a material adverse effect on our business, financial condition and results of operations.
A continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the telecommunications industry could also increase the level of competition we face. For example, WorldCom acquired another CLEC, Brooks Fiber Properties, Inc., and then merged MCI. In May 1998, SBC Communications Inc.
and Ameritech Corporation agreed to merge. These types of consolidations and alliances could put us at a competitive disadvantage.

Government Regulation.
----------------------

Our networks and the provision of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon us.

The FCC exercises jurisdiction over us with respect to interstate and international services. Additionally, we file tariffs with the FCC.

On October 29, 1996, the FCC approved an order that eliminates the tariff filing requirements for interstate domestic long distance service provided by non-dominant carriers such as us. On February 13, 1997, the United States Court of Appeals for the
District of Columbia Circuit stayed the FCC order, and we are required to continue filing tariffs while this stay remains in effect. If the stay is lifted and the FCC order becomes effective, telecommunications carriers such as us will not be able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms, and conditions on which we offer interstate services. While tariffs offered a means of providing notice of prices, terms, and conditions, we intend to rely primarily on our sales force and direct marketing to provide such information to our customers. In addition, we must obtain prior FCC authorization for installation and operation of international facilities and the provision (including resale) of international long distance services.
State regulatory commissions exercise jurisdiction over us to the extent we provide intrastate services. As such a provider, we will be required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which we intend to operate.

If and when we seek to overbuild certain network segments, local authorities will regulate our access to municipal rights-of-way. Network buildouts are also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis.

There can be no assurance that the FCC or state commissions will grant required authority or refrain from taking action against us if it is found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if tariffs are not filed, or are not updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause us to incur substantial legal and administrative expenses. The Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries.

The Telecommunications Act remains subject to judicial review and additional FCC rule making, and thus it is difficult to predict what effect the legislation will have on us and our future operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. There can be no assurance that these changes will not have a material adverse effect upon us.

On December 31, 1997, the U.S. District Court for the
Northern District of Texas issued a decision (the "SBC
Decision") finding that Sections 271 to 275 of the Telecommunications Act are unconstitutional. These sections of the Telecommunications Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA telecommunications services. The SBC Decision has been stayed while an appeal is pending before the United States Court of Appeals for the Fifth Circuit. We cannot predict the likely outcome of that appeal, although on May 15, 1998, the Court of Appeals for the District of Columbia Circuit rejected a very similar challenge to the constitutionality of Section 274 of the Telecommunications Act. If the SBC Decision is upheld on appeal, however, the RBOCs would be able to provide such in-region services immediately without satisfying the statutory conditions. This would likely have an unfavorable effect on our business for at least two reasons. First, the SBC Decision removes the incentive
RBOCs have to cooperate with entities like the Company to foster competition within their service areas so that they can qualify to offer in-region interLATA services because the decision allows RBOCs to offer such services immediately. However, the SBC Decision does not affect other provisions of the

Telecommunications Act which create legal obligations for all ILECs to offer interconnection and network access. Second, companies seeking to obtain licenses and permits will allow such companies to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives us a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal.
In addition to requirements placed on ILECs, the Telecommunications Act subjects us to certain federal regulatory requirements relating to the provision of local exchange service in a market.

All ILECs and CLECs must interconnect with other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic, and provide dialing parity and telephone number portability. The Telecommunications Act also requires all telecommunications carriers to ensure that their services are accessible to and usable by persons with disabilities.

On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.3 billion and for services provided to rural health care providers with an annual cap of $400 million.
The FCC also expanded the federal subsidies for local exchange telephone service provided to low-income consumers. Providers of interstate telecommunications service, such as us, as well as certain other entities, must pay for these programs. Our share of these federal subsidy funds will be based on our share of certain defined telecommunications end-user revenues. Currently, the FCC is assessing such payments on the basis of a provider's revenue for the previous year; since we had no significant revenues in 1998, we will not be liable for subsidy payments in any material amount during 1999. With respect to subsequent years, however, we are currently unable to quantify the amount of subsidy payments that we will be required to make and the effect that these required payments will have on our financial condition. In the May 8th order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the subsidy program. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the United
States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May
8th order with the FCC. That petition is pending, as well as several petition for administrative reconsideration of the order.

To the extent we provide inter-exchange
telecommunications service, we are required to pay access charges to ILECs when we use the facilities of those companies to originate or terminate inter-exchange calls.
Also, as a CLEC, we may provide access services to other inter-exchange service providers. The interstate access charges of ILECs are subject to extensive regulation by the FCC, while those of CLECs are subject to a lesser degree of FCC regulation but remain subject to the requirement that all charges be just, reasonable, and not unreasonably discriminatory. In two orders released on December 24, 1996, and May 16, 1997, the FCC made major changes in the interstate access charge structure. In the December 24th order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on our ability to compete in providing interstate access services. The May 16th order substantially increased the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic-sensitive access charges and substantially decreased the costs that price cap LECs recover through traffic-sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that are expected to be established sometime in 1998 that may grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on our ability to compete in providing interstate access services. Several parties have appealed the May 16th order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.

The FCC released a report to Congress on April 10, 1998 concerning its implementation of the telecommunications subsidy provisions of the Telecommunications Act. In that report, the FCC clarified that entities that provide transmission capacity to ISPs are providing telecommunications services subject to contribution requirements. The FCC indicated that it would address the issues of whether ISPs would contribute to the universal service fund based on the utilization of their own transmission facilities and whether certain ISP services such as phone-to-phone IP telephony are telecommunications services subject to universal service fund contributions and access charges at a later date.
Item 2. Management Discussion and Analysis

                                                          From May 6,1997
                                                           (inception)to
                              December 31, 1999    to     December 31, 1998

Development Stage Revenues            $0                     $0
Development Stage Expenses       (41,254)               (20,858)

Deficit Accumulated During
Development Stage                (41,254)               (20,858)

Development Stage Revenues
--------------------------

The Company's operations have been devoted primarily to raising capital for licensing in five states and developing a website. MasterTel Communications Corp. is a subsidiary of Master Communications Corp. MasterTel was incorporated in Florida on December 16, 1998 and has authority to do business in New York, Illinois, Texas and California. Jamee Freeman is the President and only officer and director of MasterTel. At the present time, MasterTel is applying to operate as a local reseller in these states and has already been approved in New York and Texas. All applications have been filed for the other states and awaiting approval. Upon approval, we will apply for long distance reselling in these states and then move on to other states.
Master Communications Corp. shall remain the parent company of MasterTel. Master Communications owns
1,000 shares of common stock valued at $.0001 per share.

The ability of the Company to achieve its business objectives is contingent upon it success in raising additional capital until adequate revenues are realized from operations.

Development Stage Expenses
--------------------------

Development stage expenses increased by $20,396 or 98% from December 31, 1998. This increase was primarily due to the hiring of a corporate officer. In addition, we have utilized funds engaging various consulting and managerial services in search of licensing, corporate acquisitions and developing a corporate web site.

                                                         From May 6,1997
                                                           (inception)to
                              December 31, 1998          December 31, 1997
Development Stage Revenues            $0                    $0
Development Stage Expenses           (11,111)           (9,747)

Deficit Accumulated During
Development Stage                    (11,111)           (9,747)


Development Stage Revenues
--------------------------

The Company's operations have been devoted primarily to raising capital for licensing in five states and developing a website. MasterTel Communications Corp. is a subsidiary of Master Communications Corp. MasterTel was incorporated in Florida on December 16, 1998 and has authority to do business in New York, Illinois, Texas and California. Jamee Freeman is the President and only officer and director of MasterTel. At the present time, MasterTel is applying to operate as a local reseller in these states and has already been approved in New York. All applications have been filed for the other states and awaiting approval. Upon approval, we will apply for long distance reselling in these states and then move on to other states.

Master Communications Corp. shall remain the parent company of MasterTel. Master Communications owns
1,000 shares of common stock valued at $.0001 per share.

The ability of the Company to achieve its business objectives is contingent upon it success in raising additional capital until adequate revenues are realized from operations.

Development Stage Expenses
--------------------------

Development stage expenses increased by $1,384 or 14% from the initial short year ended December 31, 1997.
This increase was primarily due to the hiring of a corporate officer. In addition, we have utilized funds engaging various consulting and managerial services in search of licensing, corporate acquisitions and developing a corporate web site.

Item 3. Description of Property.
--------------------------------

We currently sublease office space in a building located at 701 Brickell Avenue, Suite 3120, Miami, Florida.
The facility is leased pursuant to a month to month lease. The primary tenant is The Farkas Group, Inc., an affiliated entity. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an affiliated entity. Atlas Equity Group, Inc. subleases the facility to us. The landlord is not affiliated with us. The present monthly rent is $1,000 which includes utilities and common charges. We believe that this space is sufficient for us at this time.

Item 4. Security Ownership of Certain Beneficial Owners
        and Management.
-------------------------------------------------------

As of July 30, 1999 there were 4,360,000 shares of our common stock, $0.0001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of July 30, 1999, holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.

I.     Security Ownership of Beneficial Owners(1)(2):

    Title of Class    Name & Address               Amount    Percent
                      --------------               ------    -------
    Common Stock    The Farkas Group, Inc.      1,100,000     25.23%
                    701 Brickell Avenue
                    Suite 3120
                    Miami, Florida 33139
    Common Stock    Atlas Equity Group, Inc.     1,000,000     22.94%
                    701 Brickell Avenue
                    Suite 3120
                    Miami, Florida 33139
    Common Stock    GSM Communications, Inc.      1,000,000    22.94%
                    701 Brickell Avenue
                    Suite 3120
                    Miami, Florida 33139

* Michael D. Farkas is principal shareholder of each of the above referenced companies.

II.     Security Ownership of Management(2):

    Title of Class    Name & Address               Amount       Percent
                      ----------------------       -------      -------

    Common Stock      Jamee Freeman                50,000        1.15%
                      3314 Oak Drive
                      Hollywood, Florida
    Common Stock      Javier Aguero                     0           0
                      8428 SW 24th Street #125
                      Miami, FL 33155
All directors and executive                        50,000        1.15%
officers as a group (2 persons)


(1) Pursuant to Rule 13-d-3 under the Securities Exchange
Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power
(including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Item 5. Directors, Executive Officers, Promoters and
        Control Persons.
-----------------------------------------------------

Jamee Freeman, 30 years old, has served as our President/Secretary/Treasurer and Director since
October, 1998. She is a marketing and telecommunications expert with a strong ability to create new strategies and business plans. Ms. Freeman has been heavily involved in the telecommunications industry since 1990, specializing in pay per call services and the marketing of such services. She has an active real estate license in the State of Florida which was obtained in 1995. Prior to working for us, she was an assistant to the President of Atlas Equity Group, Inc. from February 1998 to October
1998.  She worked as a Real Estate Sales and
Leasing Manager for Selar Realty from April 1996 to
February 1998 and President of AvJam Communications, Inc.
from January 1994 to April 1996.

Javier Aguero, 30 years old, has served as our Vice
President and Director since May 11, 1999. Prior to such time, he was the comptroller of Bridgeport Communications, Inc. located in Davie, Florida from July
1997 to March 1998; and an accountant for Brixton
International, Inc., located in Miami, Florida from
January 1994 to June 1997. He has extensive experience in accounting, managerial and marketing field. In the past few years, Mr. Aguero has worked for public companies in such industries as telecommunications and import/export. His responsibilities were to control and maintain all aspects of the financial departments. He supervised all phases of accounting including the preparation of general ledgers, financial statements and participated in the preparation of the companies' financial audit reports.

Furthermore, Mr. Aguero managed and controlled all marketing, sales, advertising, administrative and customer service functions with profit and loss responsibility. Assisted in the development of and implementation of a comprehensive business plan that encompassed direct sales delivery, key account sales and training programs. He has a Bachelor's Degree in Accounting from San Marcos University, Lima, Peru, 1993.
All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors.

We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees. Our Board of Directors may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.

None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

Item 6. Executive Compensation.
-------------------------------

Name            Position       Year    Salary    Bonus  Other    Stock  Options
               ----------      ----    ------    -----  -----    -----  -------
Jamee Freeman   President      1999    $49,000   0       0       50,000    0

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------

We currently sublease office space in a building located at 701 Brickell Avenue, Suite 3120, Miami, Florida.
The facility is leased pursuant to a month to month lease. The primary tenant is The Farkas Group, Inc., an affiliated entity. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an affiliated entity. Atlas Equity Group, Inc. subleases the facility to us. The landlord is not affiliated with us. The present monthly rent is $1,000 which includes utilities and common charges.

In January 1999, we sold to each of the following affiliated entities 1,000,000 of our common shares at a purchase price of the par value of $.0001 (aggregating $300): GSM
Communications Inc., Atlas Equity Group, Inc. and the Farkas
Group, Inc.

We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests.
We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.

Item 8. Legal Proceedings.
--------------------------

We are not a party to any pending legal proceeding, and we are not aware of any contemplated legal proceeding by a governmental authority involving us.

Item 9. Market Price of and Dividends on the Registrant's
        Common Equity and Other Shareholder Matters.
-------------------------------------------------------

There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we currently intend to seek a listing on the OTC Electronic Bulletin
Board in the United States. Our shares are not and have not been listed or quoted on any exchange or quotation system.

At July 30, 1999, there were 4,360,000 shares of our common stock issued and outstanding. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.
As of the date of this registration, we had forty (40) holders of record of our common stock. We currently have one class of common stock outstanding.

Certain securities herein are restricted securities as defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities and is not an affiliate of us may sell such securities subject to the Rule 144 provisions. Under Rule 144, directors, executive officers, and persons or entities they control or who control them may sell shares that have satisfied the one year holding period for the restricted securities in an amount limited to, in any three-month period, the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. All sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Penny Stock Considerations.
---------------------------

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission.
Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market.

The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.
No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.

Item 10. Recent Sales of Unregistered Securities.
-------------------------------------------------

The following sets forth information relating to all of our previous sales of securities which were not registered under the Securities Act of 1933.
In August, 1997, we completed a Regulation D, Rule 504
Offering in which we issued a total of 625,000 shares of our common stock to 6 shareholders for an aggregate offering price of $25,000.

In January 1999, we sold to each of the following affiliated entities 1,000,000 of our common shares at a purchase price of the par value of $.0001 (aggregating $300): GSM
Communications Inc., Atlas Equity Group, Inc. and the Farkas
Group, Inc.

In April, 1999, we completed another Regulation D, Rule
504 Offering in which we issued a total of 535,000 shares of our common stock to 28 stockholders for an aggregate offering price of $53,500.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 11. Description of Securities.
-----------------------------------

Qualification.

The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended.
Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.

Common Stock.

Our amended Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.0001 par value per common share and 10,000,000 Preferred Shares, $0.0001 par value per preferred share. As of July 30, 1999, there are 4,360,000 shares of our common stock outstanding. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights.

Upon our liquidation or dissolution, each outstanding
Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida
Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.

Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.

Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.

Item 12. Indemnification of Directors and Officers.
---------------------------------------------------

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

Item 13. Financial Statements
-----------------------------

See Item 15(a) below.

Item 14. Changes in and Disagreements with Accountants.
-------------------------------------------------------

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. Our accountant at this time is John Abitante of Berenfeld, Spritzer, Shechter & Sheer.

Item 15(a) Financial Statements
-------------------------------

MASTER COMMUNICATIONS CORP.

TABLE OF CONTENTS

INDEPENDENT AUDITORS REPORT JUNE 17, 1999
BALANCE SHEET MAY 31, 1999
STATEMENT OF CASH FLOWS 1999
STATEMENT OF OPERATION 1999
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY 1999

INDEPENDENT AUDITORS REPORT MAY 24, 1999
BALANCE SHEET DECEMBER 31, 1998
STATEMENT OF CASH FLOWS 1998
STATEMENT OF OPERATION 1998
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY 1998

NOTES TO FINANCIAL STATEMENTS

To the Board of Directors
Master Communications Corp.
Miami, Florida

We have compiled the accompanying balance sheet of Master
Communications Corp. (a development stage company) as of May 31, 1999 and the related statements of operation, changes in stockholders' equity and cash flows for the five months then ended and for the period from May 5, 1997 (inception) to May 31, 1999 in accordance with Statements on Standards for Accounting and Review
Services issued by the American Institute of Certified
Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

BERENFELD, SPRITZER, SHECHTER & SHEER

June 17, 1999

           MASTER COMMUNICATIONS CORP.
         (A DEVELOPMENT STAGE COMPANY)
                  BALANCE SHEET
                  MAY 31, 1999

                    ASSETS
                    ------

CURRENT ASSETS:
   Cash                                                       $27,731
   Stock subscriptions receivable                                 300
                                                              -------

TOTAL ASSETS                                                  $28,031
                                                              -------
                                                              -------
                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                     $   420
  Payroll taxes payable                    343
  Accrued expenses                       5,580
                                       -------
        Total Current Liabilities                             $ 6,343

STOCKHOLDERS' EQUITY:
   Preferred stock $.0001 par value,
   1,000,000 shares authorized,
   0 shares issued and outstanding           0
   Common stock, $.0001 par value,
   50,000,000 shares authorized,
   4,360,000 shares issued and
   outstanding                             437
   Additional paid-in-capital           83,363
   Deficit accumulated during
   the development stage               (62,112)
                                       --------
       Total Stockholders' Equity                              21,688
                                                               ------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                          $28,031
                                                              -------
                                                              -------
                       MASTER COMMUNICATIONS CORP.

                     (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF CASH FLOWS
                      INCREASE (DECREASE) IN CASH
                      ---------------------------

                                   For the Five           From May 5, 1997
                                     Months                 (Inception)to
                                    Ended May 31, 1999        May 31, 1999
                                    ------------------        ------------

OPERATING ACTIVITIES:
  Deficit accumulated during the
  development stage                  $(41,254)                 $(62,112)
  Increase in accounts payable            140                       420
  Increase in payroll taxes payable       130                       343
  Increase in accrued expenses          3,080                     5,580
                                     --------                  --------

    Net Cash Used by
    Operating Activities              (37,904)                  (55,769)
                                      --------                  --------
FINANCING ACTIVITIES:
   Proceeds from the issuance of
   common stock                        53,500                    78,500
   Common stock issued for
   consulting and legal services        1,000                     5,000
                                       ------                    -------
    Net Cash Provided by
    Financing Activities               54,500                    83,500
                                       -------                   -------
INCREASE IN CASH                       16,596                    27,731

CASH, BEGINNING                        11,135                         0

CASH, ENDING                         $ 27,731                  $ 27,731
                                     --------                  ---------
                                     --------                  ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

NON-CASH FINANCING ACTIVITIES:

COMMON STOCK ISSUED FOR CONSULTING AND LEGAL SERVICES          $  5,000
                                                               -------
                                                               -------
                       MASTER COMMUNICATIONS CORP.
                      (A DEVELOPMENT STAGE COMPANY)
                         STATEMENTS OF OPERATION

                                     For the Five         From May 5, 1997
                                     Months                 (Inception)to
                                     Ended May 31, 1999      May 31,1999
                                     ------------------   ---------------

DEVELOPMENT STAGE REVENUES              $    0                $     0
                                        -------               --------

DEVELOPMENT STAGE EXPENSES:
  Consulting fees                        9,000                 10,660
  Licenses and taxes                       701                  1,460
  Management fees                          500                  4,500
  Office expenses                        5,457                  6,437
  Officers' salaries                    15,368                 16,688
  Payroll taxes                          1,444                  1,556
  Professional fees                      8,255                 16,437
  Registration fees                          0                  3,627
  Telephone                                529                    747
                                         -----                 -------
    Total Development
    Stage Expenses                      41,254                 62,112
                                        ------                 ------
DEFICIT ACCUMULATED DURING
 THE DEVELOPMENT STAGE                 $41,254                $62,112
                                       -------                -------
                                       -------                -------

                         MASTER COMMUNICATIONS CORP.
                       (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE PERIOD MAY 5, 1997 (INCEPTION) THROUGH MAY 31, 1999
                                                         DEFICIT
                                                         ACCUMULATED
                                            ADDITIONAL   DURING THE
                        COMMON STOCK        PAID-IN-     DEVELOPMENT
                     SHARES     AMOUNT      CAPITAL      STAGE           TOTAL
                     ------     ------      ----------   -----------     ----
Balance, May 5, 1997
 (inception)               0    $   0      $     0       $     0        $     0
Common stock issued
to related
parties for
consulting fees     100,000        10        3,990             0          4,000
Common stock issued
to third parties    625,000        63       24,937             0         25,000

Deficit accumulated during the
development stage for the
period May 5, 1997
(inception)through
December 31, 1997         0         0             0      ( 9,747)       ( 9,747)
                    -------       ----       -------     --------        -------
Balance,
December 31, 1997   725,000        73        28,927      ( 9,747)        19,253
                   --------       ----       ------      --------        ------
Deficit accumulated during the
development stage
for the year ended
December 31, 1998         0          0           0      (11,111)      (11,111)
                      ------         --                 --------      -------
Balance,
December 31, 1998   725,000     $   73     $28,927     $(20,858)     $  8,142
                    -------     ------     -------     ---------     ----

                         MASTER COMMUNICATIONS CORP.
                       (A DEVELOPMENT STAGE COMPANY)
                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE PERIOD MAY 5, 1997 (INCEPTION) THROUGH MAY 31, 1999 (CONT'D)
        -------------------------------------------------------------------
                                                         DEFICIT
                                                         ACCUMULATED
                                            ADDITIONAL   DURING THE
                        COMMON STOCK        PAID-IN-     DEVELOPMENT
                     SHARES     AMOUNT      CAPITAL      STAGE           TOTAL
                     ------     ------      ----------   -----------     ------
Common stock issued
to third parties     535,000   $   54        $53,446      $     0     $ 53,500
Common stock issued
To related
parties            3,000,000      300               0           0          300
Common stock issued to
related party
for managerial
services              50,000        5             495           0          500
Common stock issued in
consideration for
legal services         50,000        5            495            0         500
Deficit accumulated during the
development stage for
the five months ended
May 31, 1999                0        0              0      (41,254)    (41,254)
                       -------                             --------    --------
Balance,
May 31, 1999        4,360,000   $  437        $83,363     $(62,112)    $ 21,688
                    ---------     ----        -------     ---------    --------
                    ---------     ----        -------     ---------    --------

              Independent Auditors' Report

To the Stockholders and
Board of Directors

Master Communications Corp.
Miami, Florida

We have audited the accompanying balance sheet of Master
Communications Corp. (a development stage company) as of December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the cumulative period May 5, 1997 (inception) to December 31, 1998.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Master Communications Corp. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended and for the cumulative period May 5, 1997 (inception ) to December 31, 1998 in conformity with generally accepted accounting principles.

BERENFELD, SPRITZER, SHECHTER & SHEER

May 24, 1999

                      MASTER COMMUNICATIONS CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                              DECEMBER 31, 1998

                                    ASSETS
                                    ------
CURRENT ASSETS:

         Cash                                                   $11,135
                                                                -------

TOTAL ASSETS                                                    $11,135
                                                                -------
                                                                -------
                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                  $   280
  Payroll taxes payable                 213
  Accrued expenses payable            2,500
                                      -----
        Total Current Liabilities                               $ 2,993

STOCKHOLDERS' EQUITY:
   Preferred stock $.0001 par value,
   1,000,000 shares authorized,
   0 shares issued and outstanding       0
   Common stock, $.0001 par value,
   50,000,000 shares authorized,
   725,000 shares issued and
   outstanding                          73
   Additional paid-in-capital       28,927
   Deficit accumulated during
   the development stage           (20,858)
                                   --------
    Total Stockholders' Equity                                     8,142
                                                                  ------

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                                            $11,135
                                                                 -------
                                                                 -------

                         MASTER COMMUNICATIONS CORP.
                       (A DEVELOPMENT STAGE COMPANY)
                          STATEMENT OF CASH FLOWS
                       INCREASE (DECREASE) IN CASH
                       ----------------------------
                                       For the Year             From May 5,1997
                                       Ended                     (Inception)to
                                       December 31, 1998        December 31, 1998
                                      ------------------        -----------------

OPERATING ACTIVITIES:
  Deficit accumulated during the
  development stage                    $(11,111)                  $(20,858)
  Increase in accounts payable              280                        280
  Increase in payroll taxes payable         213                        213
  Increase in accrued expenses            2,500                      2,500
  Decrease in advances receivable        15,000                          0
                                       --------                    -------
      Net Cash Used by
      Operating Activities              ( 6,882)                   (17,865)
                                       --------                    --------
FINANCING ACTIVITIES:
  Proceeds from the issuance of
  common stock                                0                     25,000
  Common stock issued for
  consulting services                         0                      4,000
                                        -------                     ------
      Net Cash Provided by
      Financing Activities                    0                     29,000
                                         ------                     ------
INCREASE IN CASH                          6,882                     11,135

CASH, BEGINNING                           4,253                          0

CASH, ENDING                           $ 11,135                   $ 11,135
                                       --------                   --------
                                       --------                   --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

NON-CASH FINANCING ACTIVITIES:

COMMON STOCK ISSUED FOR CONSULTING SERVICES                       $  4,000
                                                                  --------
                                                                  --------
                       MASTER COMMUNICATIONS CORP.
                      (A DEVELOPMENT STAGE COMPANY)
                         STATEMENTS OF OPERATION
                                       For the Year             From May 5,1997
                                       Ended                     (Inception)to
                                       December 31, 1998        December 31, 1998
                                      ------------------        -----------------

DEVELOPMENT STAGE REVENUES:             $          0               $        0
                                        ------------               ----------
DEVELOPMENT STAGE EXPENSES:
  Consulting fees                              1,660                    1,660
  Licenses and taxes                             759                      759
  Management fees                                  0                    4,000
  Office expenses                                815                      980
  Officers' salaries                           1,320                    1,320
  Payroll taxes                                  112                      112
  Professional fees                            2,682                    8,182
  Registration fees                            3,627                    3,627
  Telephone                                      136                      218
                                               ------                   -----
     Total Development
       Stage Expenses                         11,111                   20,858
                                              ------                   -------
DEFICIT ACCUMULATED DURING
THE DEVELOPMENT STAGE                        $11,111                  $20,858
                                             -------                  -------
                                             -------                  -------

                         MASTER COMMUNICATIONS CORP.
                       (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE PERIOD MAY 5, 1997 (INCEPTION) THROUGH MAY 31, 1998
                                                         DEFICIT
                                                         ACCUMULATED
                                            ADDITIONAL   DURING THE
                        COMMON STOCK        PAID-IN-     DEVELOPMENT
                     SHARES     AMOUNT      CAPITAL      STAGE           TOTAL
                     ------     ------      ----------   -----------     ------
Balance, May 5, 1997
 (inception)               0    $   0      $     0       $     0        $     0
Common stock issued
to related
parties for
consulting fees     100,000        10        3,990             0          4,000
Common stock issued
to third parties    625,000        63       24,937             0         25,000

Deficit accumulated during the
development stage for the
period May 5, 1997
(inception)through
December 31, 1997         0         0             0      ( 9,747)       ( 9,747)
                    -------       ----       -------     --------        -------
Balance,
December 31, 1997   725,000        73        28,927      ( 9,747)        19,253
                   --------       ----       ------      --------        ------
Deficit accumulated during the
development stage
for the year ended
December 31, 1998         0          0           0      (11,111)      (11,111)
                      ------         --                 --------      -------
Balance,
December 31, 1998   725,000     $   73     $28,927     $(20,858)     $  8,142
                    -------     ------     -------     ---------     ---------

              MASTER COMMUNICATIONS CORP.
            (A DEVELOPMENT STAGE COMPANY)
             NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1998
                ------------------

NOTE 1 -  NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES
-----------------------------------------------------------

Organization

Master Communications Corp. ("the Company") was incorporated on May 5, 1997 under the laws of the State of Florida. The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the telecommunications industry. The Company intends to grow through internal development, strategic alliances and acquisitions of existing businesses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 2 -  DEVELOPMENT STAGE OPERATIONS
--------------------------------------

The Company's operations have been devoted primarily to raising capital for future operations and administrative functions.
The ability of the Company to achieve its business objective is contingent upon its success in raising additional capital until adequate revenues are realized from operations.

             MASTER COMMUNICATIONS CORP.
           (A DEVELOPMENT STAGE COMPANY)
            NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1998
                ------------------

NOTE 3 -  INCOME TAXES
----------------------

The Company has a carryforward loss for income tax purposes of $12,646 that may be offset against future taxable income. The carryfoward loss expires in the year 2014. Management has elected not to recognize any future income tax benefits that may arise from the utilization of the carryforward due to the uncertainty regarding the success of future operations.

NOTE 4 -  STOCKHOLDERS' EQUITY
-------------------------------

The Company issued 100,000 common shares upon incorporation to James F. Lee (President), the Company's sole officer and director, in consideration for management services valued at $4,000. In addition, it issued 200,000 common shares to GSM Communications Inc., an affiliated company. These investors are deemed to be founders and affiliates of the Company. Concurrently, the Company entered into a private offering of securities pursuant to Regulation D, Rule 504, promulgated under the Securities Act of 1933. Common shares were offered to non-accredited investors for cash consideration of 4 cents per share for which 425,000 shares were issued to 5 unaffiliated shareholders. That offering is now closed. On March 20, 1998, Mr. Lee sold his ownership interest in the Company, consisting of 100,000 shares, to The Farkas Group, Inc., in a private transaction subject to Section 4(2) of the Securities Act of 1933. The Farkas Group, Inc. is a privately-held corporation owned primarily by Mr. Michael D. Farkas.

On December 28, 1998, GSM Communications sold its stock to
Congregation Beth Harredresh Rachnary Haub for $8,000.

               MASTER COMMUNICATIONS CORP.
             (A DEVELOPMENT STAGE COMPANY)
             NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1998
                 -----------------

NOTE 5 - SUBSEQUENT EVENTS AND RELATED PARTY TRANSACTIONS
         OFFICERS AND BOARD OF DIRECTORS
---------------------------------------------------------

Subsequent to year end, the shareholders elected two members to the Board of Directors:

            Javier Aguero           -     Director
            Jamee Freeman           -     Director

The Board of Directors elected the following officers:

            Jamee Freeman            -     President and
                                           Chief Executive
                                           Officer
            Javier Aguero            -     Executive Vice
                                           President and
                                           Chief Financial
                                           Officer
            Javier Aguero            -     Secretary/
                                           Treasurer

EMPLOYMENT AGREEMENT

Subsequent to December 31, 1998 the Company agreed in principle to an employment agreement for Jamee Freeman. The significant terms of this agreement are as follows:

TERM

1 year term, automatically renewable for a period of 1 year each consecutive year thereafter, unless prior notice is given by either the Company or the employee 90 days prior to the expiration of the contract term.
COMPENSATION
Compensation will be at an annual rate of $49,000.

             MASTER COMMUNICATIONS CORP.
            (A DEVELOPMENT STAGE COMPANY)
             NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998
                  -----------------


NOTE 5 -  SUBSEQUENT EVENTS AND RELATED PARTY TRANSACTIONS
         (Cont'd)
----------------------------------------------------------

RELATED PARTY TRANSACTIONS

The Company paid The Farkas Group, Inc. $5,000 for assisting in creating a private placement offering document. The Farkas Group, Inc. owns 100,000 shares of the Company's common stock and is deemed to be a related party. The Farkas Group is primarily owned by Michael D. Farkas.
The Company engaged Berger & Assoc. for various consulting services. Berger & Assoc. is owned by a family member of Michael D. Farkas and is deemed to be a related party.

Item 15(b) Exhibits

EXHIBIT #                   DESCRIPTION
---------                   -----------
3(i)                        ARTICLES OF INCORPORATION OF
                            MASTER COMMUNICATIONS CORP.

3(ii)                       BY-LAWS OF MASTER COMMUNICATIONS
                            CORP.

3(iii)                      ARTICLES OF INCORPORATION OF
                            MASTERTEL COMMUNICATIONS CORP.

3(iv)                       BY-LAWS OF MASTERTEL
                            COMMUNICATIONS CORP.

Signatures

In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            /S/JAMEE FREEMAN
                            -----------------
                               JAMEE FREEMAN
                               Title: President,Secretary,
                                      Treasurer and Director
Date: August 5, 1999

INDEX TO EXHIBITS

EXHIBIT #                   DESCRIPTION
---------                   -----------

3(i)                        ARTICLES OF INCORPORATION OF
                            MASTER COMMUNICATIONS CORP.

3(ii)                       BY-LAWS OF MASTER COMMUNICATIONS
                            CORP.

3(iii)                      ARTICLES OF INCORPORATION OF
                            MASTERTEL COMMUNICATIONS CORP.

3(iv)                       BY-LAWS OF MASTERTEL
                            COMMUNICATIONS CORP.

EXHIBIT 3(i) - ARTICLES OF INCORPORATION
-------------------------------------

               ARTICLES OF INCORPORATION
                        OF
               MASTER COMMUNICATIONS CORP.

     The undersigned subscriber to these Articles of Incorporation, a natural person competent to contract, hereby forms a corporation under the laws of the State of Florida.

                   ARTICLE I.  NAME
                   ----------------

     The name of the corporation shall be: MASTER
COMMUNICATIONS CORP. The principal place of business of this corporation shall be 265 Sunrise Avenue, Suite 204,
Palm Beach, Florida 33480.

           ARTICLE II.  NATURE OF BUSINESS
           -------------------------------

     This corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

                ARTICLE III.  CAPITAL STOCK
                ---------------------------

     The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 50,000,000 shares of common stock having $.0001 par value per share and 10,000,000 shares of preferred stock having $.0001 par value per share.

                 ARTICLE IV.  ADDRESS
                 --------------------

     The street address of the initial registered office of the corporation shall be 265 Sunrise Avenue, Suite 204, Palm Beach, FL 33480, and the name of the registered agent of the corporation at that address is Donald F. Mintmire.

                  ARTICLE V.  TERM OF EXISTENCE
                  -----------------------------

     This corporation is to exist perpetually.

                  ARTICLE VI.  DIRECTORS
                  ----------------------

     This corporation shall have no Directors, initially.
The affairs of the Corporation will be managed by the shareholders until such time Directors are designated as provided by the By-Laws.

                  ARTICLE VII.  INCORPORATOR
                  --------------------------

     The name and street address of the incorporator to these Articles of Incorporation is:

            Donald F. Minmire, Esq.
            Mintmire & Associates
            265 Sunrise Avenue
            Suite 204
            Palm Beach, Florida 33480

                 ARTICLE VIII.  EFFECTIVE DATE
                 -----------------------------

     The corporation shall commence its existence on May 5, 1997.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal on this 6th day of May, 1997.

                           /s/ Donald F. Mintmire
                           ----------------------
                               DONALD F. MINMIRE

STATE OF FLORIDA        )
                          SS:
COUNTY OF PALM BEACH    )

     The foregoing instrument was acknowledged before me this 6th day of May, 1997 by Donald F. Mintmire, who is personally known to me and who (did/did not) take an oath.

                          /s/ Lisa R. Coppa
                          ------------------
                          Notary Public

     Donald F. Mintmire, having been designated to act as Registered Agent, hereby agree to act in this capacity.

                         /s/ Donald F. Mintmire
                         ------------------------
                             Donald F. Mintmire

EXHIBIT 3(ii)
                          BYLAWS
                           OF
                 MASTER COMMUNICATIONS CORP.

ARTICLE I

SHAREHOLDERS

1. SHARE CERTIFICATES. Certificates evidencing fully-paid shares of the corporation shall set forth thereon the statements prescribed by Section 607.0625 of the Florida Business Corporation Act ("Business Corporation Act") and by any other applicable provision of law, must be signed, either manually or in facsimile, by any one of the following officers: the President, a Vice President, the Secretary, an Assistant Secretary, the Treasurer, an Assistant Secretary, or by an officer designated by the Board of Directors, and may bear the corporate seal or its facsimile. If the person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

2. FRACTIONAL SHARES OR SCRIP. The corporation may: issue fractions of a share or pay in money the fair value of fractions of share: make arrangements, or provide reasonable opportunity, for any person entitled to or holding a fractional interest in a share to sell such fractional interest or to purchase such additional fractional interests as may be necessary to acquire a full share; and issue scrip in registered or bearer form, over the manual or facsimile signature of an officer of the corporation or its agent, entitling the holder to receive a full share upon surrendering enough scrip to equal a full share. Each certificate representing scrip must be conspicuously labeled "scrip" and must contain the information required by of
Section 607.0625 of the Business Corporation Act. The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the corporation upon liquidation. The holder of scrip is not entitled to any of these rights unless the scrip provides for them. The Board of Directors may authorize the issuance of scrip subject to any condition considered desirable, including (a) that the scrip will become void if not exchanged for full shares before a specified date; and (b) that the shares for which the scrip is exchangeable may be sold and the proceeds paid to the scripholders.

3. SHARE TRANSFERS. Upon compliance with any provisions restricting the transferability of shares that may be set forth in the articles of incorporation, these Bylaws, or any written agreement in respect thereof, transfers of shares of the corporation shall be made only on the books of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, or with a agent or a registrar and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon, if any. Except as may be otherwise provided by law or these Bylaws, the person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation; provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the corporation shall be so expressed in the entry of transfer.

4. RECORD DATE FOR SHAREHOLDERS. For the purpose of determining shareholders entitled to notice of or to vote any meeting of shareholders to demand a special meeting, or to take any other action, the Board of Directors, of the corporation may fix a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days before the meeting or action requiring such determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty days (120) days after the date fixed for the original meeting.

5. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holder of record of outstanding shares when the corporation is authorized to issue only on a class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the articles of incorporation confer such rights where there are two or more classes or series of shares or upon whom the Business Corporation Act confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

6.SHAREHOLDER  MEETING.

     -TIME. The annual meeting shall be held on the date fixed from time to time by the directors. A special meeting shall be held on the date fixed from time to time by the directors except when the Business Corporation Act confers the right to call a special meeting upon the shareholders.

     -PLACE. Annual meetings and special meetings shall be held at such place in or out of the State of Florida as the directors shall from time to time fix.

     -CALL. Annual meetings may be called by the directors or the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President , or the Secretary or by an officer instructed by the directors or the President to call the meeting. Special meetings may be called in like manner.

     -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER OF
NOTICE . The corporation shall notify shareholders of the date, time, and place of each annual and special shareholders' meeting. Such notice shall be no fewer than ten or more than sixty days before the meeting date. Unless the Business Corporation Act or the articles of incorporation require otherwise, notice of an annual meeting need not include a description of the purpose or purposes for which the meeting need not include a description of the purpose or purposes for which the meeting is called.
Notice shall be given in the manner provided in Section
607.0141 of the Business Corporation Act, by or at the direction of the President, the Secretary, or the officer or
persons calling the meeting.   Notice of a special meeting
must include a description of the purpose or purposes for which the meeting is called. Unless the Business Corporation Act or the articles of incorporation require otherwise, the corporation is required to give notice only to shareholders entitled to vote at the meeting. A shareholder may waive any notice required by the Business Corporation Act, the articles of incorporation, or the Bylaws before or after the date and time stated in the notice. The waiver must be in writing, be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; or waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

     -VOTING LIST FOR MEETING. After fixing a record date for a meeting, the corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of a shareholders' meeting, arranged by voting group, with the address of and number and class and series, if any of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder, for a period of ten days prior to the meeting or such sorter time as exists between the record date and the meeting and continuing through the meeting at the corporation's principal office, or at a place identified in the meeting notice in the city where the meeting will be held, or at the office, of the corporation's transfer agent or registrar. A shareholder, his agent or attorney is entitled on written demand to inspect the list subject to the requirements of Section 607.1602(3) of the Business Corporation Act, to copy the list, during regular business hours and at his expense, during the period it is available for inspection. The corporation shall make the shareholders' list available at the meeting, and any shareholder, or his agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

     -CONDUCT OF MEETING. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President, a Vice President, if any, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or his absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of he meeting.

     -PROXY REPRESENTATION. A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment from, either personally or his attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for up to eleven months, unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the anointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

     -SHARES HELD BY NOMINEES. The corporation may establish a procedure by which the beneficial owner of shares that are registered in the name of a nominee is recognized by the corporation as the shareholder. The extent of this recognition may be determined in the procedure.

     -QUORUM . Unless the articles of incorporation or the Business Corporation Act provides otherwise, a majority of the votes entitled to be cast on a matter by a voting a group constitutes a quorum o that voting group for action on that matter. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

     -VOTING. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the Business Corporation Act requires a greater number of affirmative votes.

7. ACTION WITHOUT MEETING. Unless otherwise provided in the articles of incorporation action required or permitted by the provisions of the Business Corporation Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote hereon were present and voted. In order to be effective the action must be evidenced by one or more written consents describing the action taken , dated and signed by approving shareholders having the requisite number of each voting group entitled to vote thereon, and delivered to the corporation by delivery to its principal office in State of Florida, its principal place of business, the corporate Secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein, unless within sixty days of the date of the earliest dated consent delivered in the manner require by Section 607.0704 of the Business Corporation Act, written consents signed by holders of shares having the number of votes required to take action are delivered to the corporation by delivery as set forth in Section
607.0704 of the Florida Business Corporation Act. Action under thus paragraph be subject to the requirements of
Section 607.0704 of the Business Corporation Act.

                        ARTICLE II

BOARD OF DIRECTORS

1. FUNCTIONS GENERALLY - COMPENSATION. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, a Board of Directors. The Board may fix the compensation of directors.

2. QUALIFICATIONS AND NUMBER. A director need not be a shareholder, a citizen of the United States, or a resident of the State of Florida. The initial Board of Directors shall consist of one person, which shall be the number of directors until changed. Thereafter, the number of directors shall not be less than one (1) nor more than ten
(10). The number of directors may be fixed or changed from time to time by the shareholders. The number shall never be less than one.

3. TERMS AND VACANCIES. The Terms of the initial directors of the corporation expire at the first shareholders' meeting at which directors are elected. The terms of all other directors expire at the next annual shareholders' meeting following their election. A decrease in the number of directors does not shorten an incumbent director's term.
The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Despite the expiration of a director's term, the director continues to serve until his successor is elected and qualifies or until there is a decrease in the number of directors. Whenever a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the numbers of directors, it may be filled by the affirmative vote of a majority of the remaining directors, through less than a quorum of the Board of Directors, or by the shareholders, unless the articles of incorporation provide otherwise.

4.MEETINGS.

     -TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

     -PLACE. The Board of Directors may hold regular or special meetings in or out of the State of Florida at such place as shall be fixed by the Board.

     -CALL. No call shall be required for regular meetings for which time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice Chairman of the Board, if any, of the President, or of a unanimous decision by all of the directors in office.

     -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. Regular meetings of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Written, or oral, notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. The notice of a special meeting need not describe the purpose of the meeting. Notice of a meeting of the Board of Directors need not given to any director who signs a waiver of notice of such meeting and a waiver of any and all objection to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

     -QUORUM AND ACTION. A quorum of the Board of Directors consists of a majority of the number of directors prescribed in or fixed in accordance with these Bylaws. If a quorum is present when a vote is taken, the affirmative vote of a unanmious vote of directors present is the act of the Board of Directors. The Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

     -CHAIRMAN OF THE MEETING. Meetings of the Board of Directors shall be presided over by the following directors in the order of seniority and if present and acting the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President, or by other director chosen by the Board.

5. REMOVAL OF DIRECTORS . The shareholders may remove one or more directors with or without cause pursuant to the provisions of Section 607.0808 of the Business
Corporation Act.

6. COMMITTEES. The Board of Directors by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution or in the articles of incorporation or the Bylaws, shall have and may exercise all the authority of the Board of Directors, except such authority as may not be delegated under the Business Corporation Act. Each committee may have two or more members, who serve at the pleasure of the Board of Directors. The provisions of Sections 607.082, 607.0823, and 607.0824 of the Business Corporation Act, which govern meetings, notice and waiver of notice, and quorum and voting requirements, apply to committees and their members as well.

7. ACTION WITHOUT MEETING. Action required or permitted by the Business Corporation Act to be taken at a Board of Directors' meeting or committee meeting may be taken without a meeting if the action is taken by all members of the Board or of the committee. The action must be evidenced by one or more written consents describing the action taken, signed by each director or committee member. Action taken under this paragraph is effective when the last director signs the consent, unless the consent specifies a different effective date.

                      ARTICLE III

OFFICERS

The corporation shall have a President, and a Secretary, and such other officers as may be deemed necessary, who may be appointed by the directors. The same individual may simultaneously hold more than one office in the corporation. A duly appointed officer may appoint one or more officers or assistant officers is authorized by the Board of Directors. Each officer of the corporation has the authority and shall perform the duties prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers; provided, that the Secretary shall have the responsibility for preparation and custody of minutes of the directors' and shareholders' meetings and for authenticating records of the corporation.

The Board of Directors may remove any officer at any time with or without cause.

                         ARTICLE IV

REGISTERED OFFICE AND AGENT

The address of the initial registered office of the corporation and the name of the initial registered agent of the corporation are set forth in the original articles of incorporation.

3(iii) ARTICLES OF INCORPORATION OF MASTERTEL COMMUNICATIONS
       CORP.
-----------------------------------------------------------

ARTICLES OF INCORPORATION

Article I.  Name
--------------------
The name of this Florida corporation is:
MasterTel Communications Corp.

Article II.  Address
--------------------
The mailing address of the Corporation is:
MasterTel Communications Corp.
701 Brickell Ave Suite 3120
Miami FL 33131

Article III.  Registered Agent
------------------------------
The name and address of the registered agent of the Corporation is:
Corporate Creations Enterprises Inc.
4521 PGA Boulevard #211
Palm Beach Gardens, FL 33418

Article IV.  Board of Directors
-------------------------------
The name of each member of the Corporation's Board of Directors is:
Jamee Freeman

The affairs of the Corporation shall be managed by a Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation. The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by applicable law.

Article V.  Capital Stock
-------------------------

The Corporation shall have the authority to issue 10,000 shares of common stock, par value $.0001 per share.

Article VI.  Incorporator
-------------------------

The name and address of the Incorporator is:
Corporate Creations International Inc.
941 Fourth Street #200
Miami Beach, FL 33139

Article VII.  Corporate Existence
----------------------------------

These Articles of Incorporation shall become effective and the corporate existence will begin on December 16, 1998.
The undersigned incorporator executed these Articles of Incorporation on December 17, 1998.

/s/ Greg K. Kuroda
--------------------
CORPORATE CREATIONS INTERNATIONAL INC.
Greg K. Kuroda Vice President

EXHIBIT 3(iv) BYLAWS OF MASTERTEL COMMUNICATIONS CORP.
------------------------------------------------------

                          BYLAWS
                           OF
             MASTERTEL COMMUNICATIONS CORP.

ARTICLE I

SHAREHOLDERS

1. SHARE CERTIFICATES. Certificates evidencing fully-paid shares of the corporation shall set forth thereon the statements prescribed by Section 607.0625 of the Florida Business Corporation Act ("Business Corporation Act") and by any other applicable provision of law, must be signed, either manually or in facsimile, by any one of the following officers: the President, a Vice President, the Secretary, an Assistant Secretary, the Treasurer, an Assistant Secretary, or by an officer designated by the Board of Directors, and may bear the corporate seal or its facsimile. If the person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

2. FRACTIONAL SHARES OR SCRIP. The corporation may: issue fractions of a share or pay in money the fair value of fractions of share: make arrangements, or provide reasonable opportunity, for any person entitled to or holding a fractional interest in a share to sell such fractional interest or to purchase such additional fractional interests as may be necessary to acquire a full share; and issue scrip in registered or bearer form, over the manual or facsimile signature of an officer of the corporation or its agent, entitling the holder to receive a full share upon surrendering enough scrip to equal a full share. Each certificate representing scrip must be conspicuously labeled "scrip" and must contain the information required by of
Section 607.0625 of the Business Corporation Act. The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the corporation upon liquidation. The holder of scrip is not entitled to any of these rights unless the scrip provides for them. The Board of Directors may authorize the issuance of scrip subject to any condition considered desirable, including (a) that the scrip will become void if not exchanged for full shares before a specified date; and (b) that the shares for which the scrip is exchangeable may be sold and the proceeds paid to the scripholders.

3. SHARE TRANSFERS. Upon compliance with any provisions restricting the transferability of shares that may be set forth in the articles of incorporation, these Bylaws, or any written agreement in respect thereof, transfers of shares of the corporation shall be made only on the books of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, or with a agent or a registrar and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon, if any. Except as may be otherwise provided by law or these Bylaws, the person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation; provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the corporation shall be so expressed in the entry of transfer.

4. RECORD DATE FOR SHAREHOLDERS. For the purpose of determining shareholders entitled to notice of or to vote any meeting of shareholders to demand a special meeting, or to take any other action, the Board of Directors, of the corporation may fix a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days before the meeting or action requiring such determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty days (120) days after the date fixed for the original meeting.

5. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holder of record of outstanding shares when the corporation is authorized to issue only on a class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the articles of incorporation confer such rights where there are two or more classes or series of shares or upon whom the Business Corporation Act confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

6.SHAREHOLDER  MEETING.

     -TIME. The annual meeting shall be held on the date fixed from time to time by the directors. A special meeting shall be held on the date fixed from time to time by the directors except when the Business Corporation Act confers the right to call a special meeting upon the shareholders.

     -PLACE. Annual meetings and special meetings shall be held at such place in or out of the State of Florida as the directors shall from time to time fix.

     -CALL. Annual meetings may be called by the directors or the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President , or the Secretary or by an officer instructed by the directors or the President to call the meeting. Special meetings may be called in like manner.

     -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER OF
NOTICE . The corporation shall notify shareholders of the date, time, and place of each annual and special shareholders' meeting. Such notice shall be no fewer than ten or more than sixty days before the meeting date. Unless the Business Corporation Act or the articles of incorporation require otherwise, notice of an annual meeting need not include a description of the purpose or purposes for which the meeting need not include a description of the purpose or purposes for which the meeting is called.
Notice shall be given in the manner provided in Section
607.0141 of the Business Corporation Act, by or at the direction of the President, the Secretary, or the officer or
persons calling the meeting.   Notice of a special meeting
must include a description of the purpose or purposes for which the meeting is called. Unless the Business Corporation Act or the articles of incorporation require otherwise, the corporation is required to give notice only to shareholders entitled to vote at the meeting. A shareholder may waive any notice required by the Business Corporation Act, the articles of incorporation, or the Bylaws before or after the date and time stated in the notice. The waiver must be in writing, be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; or waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

     -VOTING LIST FOR MEETING. After fixing a record date for a meeting, the corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of a shareholders' meeting, arranged by voting group, with the address of and number and class and series, if any of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder, for a period of ten days prior to the meeting or such sorter time as exists between the record date and the meeting and continuing through the meeting at the corporation's principal office, or at a place identified in the meeting notice in the city where the meeting will be held, or at the office, of the corporation's transfer agent or registrar. A shareholder, his agent or attorney is entitled on written demand to inspect the list subject to the requirements of Section 607.1602(3) of the Business Corporation Act, to copy the list, during regular business hours and at his expense, during the period it is available for inspection. The corporation shall make the shareholders' list available at the meeting, and any shareholder, or his agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

     -CONDUCT OF MEETING. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President, a Vice President, if any, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or his absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of he meeting.

     -PROXY REPRESENTATION. A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment from, either personally or his attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for up to eleven months, unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the anointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

     -SHARES HELD BY NOMINEES. The corporation may establish a procedure by which the beneficial owner of shares that are registered in the name of a nominee is recognized by the corporation as the shareholder. The extent of this recognition may be determined in the procedure.

     -QUORUM . Unless the articles of incorporation or the Business Corporation Act provides otherwise, a majority of the votes entitled to be cast on a matter by a voting a group constitutes a quorum o that voting group for action on that matter. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

     -VOTING. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the Business Corporation Act requires a greater number of affirmative votes.

7. ACTION WITHOUT MEETING. Unless otherwise provided in the articles of incorporation action required or permitted by the provisions of the Business Corporation Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote hereon were present and voted. In order to be effective the action must be evidenced by one or more written consents describing the action taken , dated and signed by approving shareholders having the requisite number of each voting group entitled to vote thereon, and delivered to the corporation by delivery to its principal office in State of Florida, its principal place of business, the corporate Secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein, unless within sixty days of the date of the earliest dated consent delivered in the manner require by Section 607.0704 of the Business Corporation Act, written consents signed by holders of shares having the number of votes required to take action are delivered to the corporation by delivery as set forth in Section
607.0704 of the Florida Business Corporation Act. Action under thus paragraph be subject to the requirements of
Section 607.0704 of the Business Corporation Act.

                        ARTICLE II

BOARD OF DIRECTORS

1. FUNCTIONS GENERALLY - COMPENSATION. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, a Board of Directors. The Board may fix the compensation of directors.

2. QUALIFICATIONS AND NUMBER. A director need not be a shareholder, a citizen of the United States, or a resident of the State of Florida. The initial Board of Directors shall consist of one person, which shall be the number of directors until changed. Thereafter, the number of directors shall not be less than one (1) nor more than ten
(10). The number of directors may be fixed or changed from time to time by the shareholders. The number shall never be less than one.

3. TERMS AND VACANCIES. The Terms of the initial directors of the corporation expire at the first shareholders' meeting at which directors are elected. The terms of all other directors expire at the next annual shareholders' meeting following their election. A decrease in the number of directors does not shorten an incumbent director's term.
The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Despite the expiration of a director's term, the director continues to serve until his successor is elected and qualifies or until there is a decrease in the number of directors. Whenever a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the numbers of directors, it may be filled by the affirmative vote of a majority of the remaining directors, through less than a quorum of the Board of Directors, or by the shareholders, unless the articles of incorporation provide otherwise.

4.MEETINGS.

     -TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

     -PLACE. The Board of Directors may hold regular or special meetings in or out of the State of Florida at such place as shall be fixed by the Board.

     -CALL. No call shall be required for regular meetings for which time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice Chairman of the Board, if any, of the President, or of a unanimous decision by all of the directors in office.

     -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. Regular meetings of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Written, or oral, notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. The notice of a special meeting need not describe the purpose of the meeting. Notice of a meeting of the Board of Directors need not given to any director who signs a waiver of notice of such meeting and a waiver of any and all objection to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

     -QUORUM AND ACTION. A quorum of the Board of Directors consists of a majority of the number of directors prescribed in or fixed in accordance with these Bylaws. If a quorum is present when a vote is taken, the affirmative vote of a unanmious vote of directors present is the act of the Board of Directors. The Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

     -CHAIRMAN OF THE MEETING. Meetings of the Board of Directors shall be presided over by the following directors in the order of seniority and if present and acting the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President, or by other director chosen by the Board.

5. REMOVAL OF DIRECTORS . The shareholders may remove one or more directors with or without cause pursuant to the provisions of Section 607.0808 of the Business
Corporation Act.

6. COMMITTEES. The Board of Directors by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution or in the articles of incorporation or the Bylaws, shall have and may exercise all the authority of the Board of Directors, except such authority as may not be delegated under the Business Corporation Act. Each committee may have two or more members, who serve at the pleasure of the Board of Directors. The provisions of Sections 607.082, 607.0823, and 607.0824 of the Business Corporation Act, which govern meetings, notice and waiver of notice, and quorum and voting requirements, apply to committees and their members as well.

7. ACTION WITHOUT MEETING. Action required or permitted by the Business Corporation Act to be taken at a Board of Directors' meeting or committee meeting may be taken without a meeting if the action is taken by all members of the Board or of the committee. The action must be evidenced by one or more written consents describing the action taken, signed by each director or committee member. Action taken under this paragraph is effective when the last director signs the consent, unless the consent specifies a different effective date.

                      ARTICLE III

OFFICERS

The corporation shall have a President, and a Secretary, and such other officers as may be deemed necessary, who may be appointed by the directors. The same individual may simultaneously hold more than one office in the corporation. A duly appointed officer may appoint one or more officers or assistant officers is authorized by the Board of Directors. Each officer of the corporation has the authority and shall perform the duties prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers; provided, that the Secretary shall have the responsibility for preparation and custody of minutes of the directors' and shareholders' meetings and for authenticating records of the corporation.

The Board of Directors may remove any officer at any time with or without cause.

                         ARTICLE IV

REGISTERED OFFICE AND AGENT

The address of the initial registered office of the corporation and the name of the initial registered agent of the corporation are set forth in the original articles of incorporation.

EXHIBIT 27 FINANCIAL DATA SCHEDULE
----------------------------------

MASTER COMMUNICATIONS CORP.

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION
EXTRACTED FROM THE MAY 31, 1999 BALANCE SHEET
AND THE STATEMENTS OF OPERATIONS FOR FISCAL YEAR
ENDED MAY 31, 1999 AND IS QUALIFIED IN ITS
ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

[PERIOD-TYPE]                              5-MOS
[FISCAL-YEAR-END]                          DEC-31-1999
[PERIOD-END]                               MAY-31-1999
[CASH]                                          27,731
[SECURITIES]                                         0
[RECEIVABLES]                                      300
[ALLOWANCES]                                         0
[INVENTORY]                                          0
[CURRENT-ASSETS]                                28,031
[PP&E]                                               0
[DEPRECIATION]                                       0
[TOTAL-ASSETS]                                  28,031
[CURRENT-LIABILITIES]                            6,343
[BONDS]                                              0
[COMMON]                                           437
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[OTHER-SE]                                    < 21,251>
[TOTAL-LIABILITY-AND-EQUITY]                    28,031
[SALES]                                              0
[TOTAL-REVENUES]                                     0
[CGS]                                                0
[TOTAL-COSTS]                                   41,254
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                   0
[INCOME-PRETAX]                               < 41,254>
[INCOME-TAX]                                  < 41,254>
[INCOME-CONTINUING]                           < 41,254>
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                  < 41,254>
[EPS-BASIC]                                        0
[EPS-DILUTED]                                        0